January 7, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Joseph A. Foti, Senior Assistant Chief Accountant

RE:  Global Aircraft Solutions, Inc.
     Form 10-K for the year ended December 31, 2006
     Filed April 23, 2007
     File No. 000-28575

Dear Mr. Foti:

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission (the "Commission") dated October 9, 2007 to Global Aircraft Solutions, Inc. (the "Company"). On behalf of the Company, we have responded to the staff's comments as set forth below. Please note that we have reproduced the Staff's comments, which are itemized by number, and we have responded below to each comment.

As indicated in the responses, we agree to incorporate the comments applicable to the Company in future filings with the Commission, and believe that revisions are not needed to the current filings.

Form 10-K for the year ended December 31, 2006

Audited Financial Statements
----------------------------

Consolidated Balance Sheets
---------------------------

Comment 1) We note from your response to our prior comment 3 that the first $688,722 (of the $1,377,444 credit to the equity in net assets of and advances to affiliates account) is the BCI amount and was deducted from the equity in net assets account and added to the due from investee partner account. In light of the fact that this $688,722 receivable remained outstanding as of December 31, 2006, please explain to us why you believe it was appropriate to reclassify this amount to current receivables for both years December 31, 2006 and 2005. Also, as previously requested please explain to us why you believe the amounts recorded as "due from equity investee partner" are recoverable as of December 31, 2006. As part of your response, please provide clear detail of all amounts received from BCI subsequent to December 31, 2006 and tell us what the balance of due from equity investee partner should have been as of December 31, 2006 if the amounts received had been appropriately posted in this account rather than accounts receivable.

Response 1) The reclassification from the equity in net assets account to the due from investee partner account was made at the close of 2006. We believe that the amounts recorded as "due from equity investee partner" were recoverable as of December 31, 2006 because prior to filing there was an agreement in principal for a settlement with BCI. This agreement included an understanding that the amounts due to the Company from its investment in Jetglobal and from the investee partner, BCI, were to be paid by cash and/or delivery of an aircraft.

The table below shows what has been received from BCI subsequent to December 31, 2006:

-------------------------- ------------------------ ----------------------------
Aircraft N937AS            $1,150,000               2nd Quarter 2007
-------------------------- ------------------------ ----------------------------
Aircraft N302DL            $1,500,000               2nd Quarter 2007
-------------------------- ------------------------ ----------------------------
Aircraft N305DL            $1,500,000               2nd Quarter 2007
-------------------------- ------------------------ ----------------------------
Aircraft N306DL            $1,500,000               2nd Quarter 2007
-------------------------- ------------------------ ----------------------------
Aircraft N308DL            $1,500,000               2nd Quarter 2007
-------------------------- ------------------------ ----------------------------
Aircraft                   $1,500,000               4th Quarter 2007
-------------------------- ------------------------ ----------------------------
Wire transfer              $  150,000*              4th Quarter 2007
                                                    (12/10/2007)
-------------------------- ------------------------ ----------------------------

*This is the first installment on the Delta claim. The remaining payments are to be paid in installments: two equal installments of $150,000 plus a final installment of $172,000. The installments are due every thirty days with the first being due January 10, 2008.



The table below shows the results of reclassification of BCI payments to the accounts receivable account from the due from equity investee partner account:

-------------------------- ------------------------ ------------------------ -----------------
                           December 31, 2006        Adjustment               Adjusted balances,
                           balances as filed                                 December 31, 2006
-------------------------- ------------------------ ------------------------ -----------------
Accounts receivable        $7,870,799               $ 1,957,692              $9,828,491
-------------------------- ------------------------ ------------------------ -----------------
Due from equity investee   $3,946,414               $(1,957,692)             $1,988,722
partner
-------------------------- ------------------------ ------------------------ -----------------

In response to the Staff's comment, in future filings the Company will endeavor to provide a better description of this and similar transactions providing information that we believe to be relevant and helpful in providing the user with a clear understanding of the particular transaction.

Summary of Significant Accounting Policies
------------------------------------------

Inventory
---------

Comment 2) We have reviewed your response to our prior comment number 5 but continue to have concern that the inventory items that were reclassified from non-current to current assets in 2006 are not being appropriately classified in your financial statements. Your response indicates that the nature of the inventory reclassified consisted primarily of rotable parts and expendables.
While we agree that expendable items such as tape and items of relatively low cost such as rivets, would appropriately be reflected as inventory and included in current assets, we continue to believe that more significant and costly parts, such as engines and other major parts, which have useful lives in excess of one year, should be reflected as a component of property and equipment.
Please explain in further detail the specific nature and amounts of the rotable parts inventory items that are now being classified as inventory, a current asset, in your financial statements. We may have further comment upon receipt of your response.

Response 2) We note your belief that the more significant and costly parts, such as engines and other major parts, which have useful lives in excess of one year, should be reflected as a component of property and equipment. This accounting policy is consistent with the AICPA Industry Guide for airlines. However we are not an airline, and these inventoriable items are not used by us as part of our fixed assets. As such, we feel that these items are properly classified as inventory. These are items that were obtained with a profit motive in mind and are intended for sale to third parties by our parts sales and brokering segment.
These items are neither used, nor intended to be used, in sustaining our business operations.

Note 9.  Shareholders' Equity
-------  --------------------

Comment 3) We note from your response to our prior comment 8 that you have provided detail for the cashless exercises of warrants that have taken place.
However, we do not believe that your response adequately responds to our prior comment. As previously requested, for each of the non-cash stock transactions, please tell us, and disclose in the notes to the financial statements in future filings, the amount of expense, if any, that was recorded for the transaction, and explain to us how that expense was calculated or determined.

Response 3) First, regarding the cashless exercise of warrants: there was no expense recorded for any of the cashless exercise of warrants. In response to the Staff's comment, in future filings the Company will disclose in the notes to the financial statements the amounts of expense, if any, that is recorded for cashless exercise of warrants.

Second, other non-cash stock transactions were made up of stock issued under employment contracts and for services rendered. The following table shows the shares issued for non-cash transactions, other than warrants, and the expense recorded in each of the years 2004, 2005, 2006 as well as the total recognizable expense of each transaction:


------------------------------------------------------------------------------------------------------------------------------
                       COMMON STOCK - SHARE-BASED PAYMENTS
------------------------------------------------------------------------------------------------------------------------------
                   Shares        Price of     Total       Measurement   Shares     Date of             Amount expensed
                  granted         shares      Fair        date          issued     Share/Option
                          (measurement Value/ Issuance
                                  date)       Expense
                                              to be
                                              recognized
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                                                                                                   2004      2005      2006
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
Third
parties, for
services:
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                   1,200,000      $0.18         $216,000  10/15/2003*   1,200,000  10/23/2003     $40,785   $69,912   $61,233
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                     400,000      $0.23          $92,000  07/08/2004      400,000  07/09/2004     $29,288   $46,020   $16,692
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                     100,000      $0.70          $70,000  03/09/2006      100,000  03/09/2006                         $70,000
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                     100,000      $1.53         $153,000  04/04/2006      100,000  04/07/2006                        $153,000
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------




Third party
options:
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
55,000 shares         55,000      $0.32          $17,600  02/03/2004       55,000  07/07/2004     $17,600
@ $.32 per
share
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
Employees,
employment
agreements:
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                     180,000      $0.30          $54,000  12/05/2002*     180,000  08/26/2003     $12,000
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                   1,000,000      $0.32         $320,000  10/07/2003*   1,000,000  07/27/2004    $320,000
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                     330,000      $0.60         $198,000  07/12/2004    2 issue                            $114,162   $46,378
                                                                          dates:
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                                                                           60,000  11/23/2005
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                                                                          270,000  08/28/2006
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                      15,000      $1.30          $19,500  10/24/2005       15,000  11/23/2005               $19,500
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                     375,000      $0.95         $356,250  05/03/2006       62,500  12/29/2006                         $71,751
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                      30,000      $1.23          $36,900  06/01/2006          ---  ---                                   $790
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                      60,000      $1.20          $72,000  07/01/2006       20,000  08/28/2006                         $33,334
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                      30,000      $0.97          $29,100  12/01/2006          ---  ---                                $10,781
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
Directors,
under
agreements:
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                     200,000      $0.80         $160,000  01/21/2005      200,000  11/23/2005               $77,000   $80,000
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                      10,000      $1.39          $13,900  11/21/2005       10,000  03/09/2006                         $13,900
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------
                      20,000      $1.35          $27,000  05/13/2006       20,000  09/01/2006                         $27,000
--------------- ------------- --------------- ----------- ------------- ---------- ------------- --------- --------- ---------

*Shares granted in years prior to 2004 that were under multi-year agreements and expensed in year of grant and applicable succeeding years.

We calculate the expense of these share-based payment transactions by multiplying the number of shares granted by the closing price of our stock on the measurement date related to the particular transaction. In response to the Staff's comment, in future filings the Company will disclose in the notes to the financial statements the amounts of expense, if any, that is recorded for non-cash stock transactions and how the expense was calculated.

Form 10-Q for the quarter ended September 30, 2007
--------------------------------------------------

Note 5.  Equity in Net Assets and Advances to Affiliates
-------  -----------------------------------------------

Comment 4) We note your disclosure that the gain on settlement of $488,441 resulted form allocating the sales price to receivable due from investee partner of $2,354,664 and to the equity investment of $6,428,895. Please provide us detail as to how you determined the equity investment amount used in the gain calculation. Your response should provide a rollforward of the investment balance at December 31, 2006 through the date of the settlement. Also please explain why the "due from investee partner balance of $2,122,000 at September
30, 2007 was not included in the calculation of the gain/(loss) on the settlement transaction. Also, please indicate the nature of the amounts comprising this $2,122,000 balance and indicate the expected repayment terms for this remaining receivable due from BCI. In addition, please explain why you believe this amount is fully collectible.

Response 4)
Rollforward of investment balance at December 31, 2006 through the date of the settlement:

-------------------------- ------------------------ ------------------------ ------------------------ ---------------
                              December 31, 2006
                              balance as filed               Debit                   Credit                  Balance
-------------------------- ------------------------ ------------------------ ------------------------ ---------------

Equity in net assets of           6,063,067                                                                 6,063,067
and advances to
affiliates
-------------------------- ------------------------ ------------------------ ------------------------ ---------------
Global's share of
Jetglobal's net income,
1st Qtr 2007                                                214,800                                         6,277,867
-------------------------- ------------------------ ------------------------ ------------------------ ---------------
Investment in Jetglobal                                     200,000                                         6,477,867
-------------------------- ------------------------ ------------------------ ------------------------ ---------------
Distribution to Global                                                               48,972                 6,428,895
-------------------------- ------------------------ ------------------------ ------------------------ ---------------





Settlement calculation and application is shown below:
-------------------------- ------------------------ ------------------------ ------------------------
Items/Cash to be
received under
settlement:
-------------------------- ------------------------ ------------------------ ------------------------

Aircraft N937AS            $1,150,000               2nd Quarter 2007
-------------------------- ------------------------ ------------------------ ------------------------
Aircraft N302DL            $1,500,000               2nd Quarter 2007
-------------------------- ------------------------ ------------------------ ------------------------
Aircraft N305DL            $1,500,000               2nd Quarter 2007
-------------------------- ------------------------ ------------------------ ------------------------
Aircraft N306DL            $1,500,000               2nd Quarter 2007
-------------------------- ------------------------ ------------------------ ------------------------
Aircraft N308DL            $1,500,000               2nd Quarter 2007
-------------------------- ------------------------ ------------------------ ------------------------
Aircraft N312DL            $1,500,000*              4th Quarter 2007
-------------------------- ------------------------ ------------------------ ------------------------
Delta claim                $  622,000*
-------------------------- ------------------------ ------------------------ ------------------------
     Total                 $9,272,000                                        $9,272,000
-------------------------- ------------------------ ------------------------ ------------------------

-------------------------- ------------------------ ------------------------ ------------------------
Application to:
-------------------------- ------------------------ ------------------------ ------------------------

Equity in net assets and   $6,428,895
advances to affiliates
-------------------------- ------------------------ ------------------------ ------------------------
Due from equity investee   $2,354,664
partner
-------------------------- ------------------------ ------------------------ ------------------------
     Total                 $8,783,559                                        $8,783,559
-------------------------- ------------------------ ------------------------ ------------------------

-------------------------- ------------------------ ------------------------ ------------------------
                  GAIN                                                       $  488,441
-------------------------- ------------------------ ------------------------ ------------------------

*These items comprise the $2,122,000, which was the remaining balance in "Due from equity investee partner" as of September 30, 2007. This amount was included in the calculation of the gain on the settlement transaction. Currenlty, the only outstanding amount is the Delta claim. On December 10, 2007 we received $150,000. The remaining $472,000 is to be paid in three installments: two equal installments of $150,000 and a final installment of $172,000. Installments are due each 30 days, commencing January 10, 2008.

On behalf of the Company, the undersigned hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to the letter of comment. Any additional comments or requests for information should be directed to the undersigned by telephone at 520-294-3481 or by fax at 520-806-1235.

Respectfully submitted,
/s/ Patricia Graham
-------------------
Patricia Graham
Chief Accounting Officer

cc:
Claire Erlanger
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Patrick Heyn, Daszkal Bolton LLP
4455 Military Trail, Suite 201
Jupiter, Florida 33458

James Fry, Corporate Counsel, In-house